

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Steven Cooper
President and Chief Executive Officer
TrueBlue, Inc.
P.O. Box 2910
1015 A Street
Tacoma, WA 98402

>   **Re: TrueBlue, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 25, 2022**
>   **Filed February 15, 2023**
>   **File No. 001-14543**

Dear Steven Cooper:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services